SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of June, 2017

Commission File Number: 001-37668

FERROGLOBE PLC
(Name of Registrant)

2nd Floor West Wing, Lansdowne House
57 Berkeley Square
London, W1J 6ER
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):      ☐

Results of 2017 Annual General Meeting of Ferroglobe PLC

On June 28, 2017, Ferroglobe PLC (“Ferroglobe” or the “Company”) held its 2017 Annual General Meeting (“2017 AGM”). At the 2017 AGM fifteen matters were considered and acted upon. The results of the voting, including the number of votes cast for and against, are available on the Company’s website and are set forth in Exhibit 99.1, which is being furnished herewith.

Upon the conclusion of the 2017 AGM and the approval of the Special Resolution 15 (amendment of the Company’s articles of association), Pedro Larrea Paguaga, the Company’s Chief Executive Officer, has been appointed as a director with immediate effect and will hold office until the next Annual General Meeting, to be held in 2018.

Exhibits

Reference is made to the Exhibit Index included hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  June 28, 2017

FERROGLOBE PLC

By:	/s/ Nick Deeming
Name: Nick Deeming
Title: Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description
99.1	Voting Results of Annual General Meeting held on June 28, 2017